EXHIBIT 99.1

Himax Technologies Announces Pricing of 22,086,742 ADSs by Selling Shareholder Innolux Corporation

TAINAN, Taiwan, June 13, 2013 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a supplier and fabless manufacturer of advanced display drivers and other semiconductor products, today announced the pricing of an offering by selling shareholder Innolux Corporation ("Innolux") of 22,086,742 American Depositary Shares ("ADSs"), each representing two ordinary shares of the Company, at a public offering price of $5.25 per ADS. Innolux has granted the underwriters a 30-day option to purchase up to 3,313,011 additional ADSs solely to cover over-allotments, if any. The offering is expected to close on June 19, 2013.

Himax will not receive any proceeds from the sale of the ADSs by Innolux. Innolux's sale of the ADSs will not result in dilution of the Company's outstanding shares.

Citigroup Global Markets Inc. is acting as global coordinator for the offering and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chardan Capital Markets, LLC and Credit Suisse Securities (USA) LLC are acting as joint bookrunners for the offering. Oppenheimer & Co. Inc., Rosenblatt Securities Inc. and Craig-Hallum Capital Group LLC are acting as co-managers of the offering.

The offering is being made pursuant to the Company's shelf registration statement on Form F-3, which has been declared effective by the Securities and Exchange Commission (the "SEC") on June 10, 2013. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Company's registration statement and the final prospectus supplement, when available, are available from the SEC website at: http://www.sec.gov. Copies of these documents may also be obtained from Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, United States, telephone: +1-212-816-6000.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax's main products include display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Headquartered in Tainan, Taiwan, the Company has offices in Hsinchu and Taipei, Taiwan and in China, Korea, Japan and the US.

www.himax.com.tw

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2012 filed with the SEC, as may be amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22300 or
         US Tel: +1-949-585-9838 Ext.252
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: 886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com